March 26, 2026

Kenneth Traub
Chief Executive Officer
COMTECH TELECOMMUNICATIONS CORP /DE/
305 N 54th Street
Chandler, Arizona 85226

       Re: COMTECH TELECOMMUNICATIONS CORP /DE/
           Registration Statement on Form S-3
           Filed March 23, 2026
           File No. 333-294528
Dear Kenneth Traub:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing